UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35217 / June 18, 2024

In the Matter of

KENNEDY LEWIS CAPITAL COMPANY
KENNEDY LEWIS CAPITAL HOLDINGS LLC
225 Liberty Street, Suite 4210
New York, NY 10281
(812-15478)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE
ACT

Kennedy Lewis Capital Company and Kennedy Lewis Capital Holdings LLC filed an application on June 26, 2023, and amendments to the application on January 9, 2024, and April 16, 2024, requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act. The order permits certain closed-end management investment companies that have elected to be regulated as business development companies to issue multiple classes of shares with varying sales loads and asset-based distribution and/or service fees.

On May 21, 2024, a notice of the filing of the application was issued (Investment Company Act Release No. 35199). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, in the matter of Kennedy Lewis Capital Company and Kennedy Lewis Capital Holdings LLC (File No. 812-15478),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.